

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
OCT 14 2005
WASH, D.C.
198
SECTION

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

BANDAI LOGIPAL INC.
(Name of Subject Company)

BANDAI LOGIPAL INC.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

NAMCO BANDAI Holdings Inc.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

NAMCO BANDAI Holdings Inc.
Attn: Mr. Akio Fujii, Senior Expert
9F Taiyo Seimei Shinagawa Building
2-16-2, Konan, Minato-ku, Tokyo, 108-0075, Japan
813-5783-5505
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Theodore A. Paradise
Davis Polk & Wardwell
Izumi Garden Tower 33F
1-6-1 Roppongi
Minato-ku, Tokyo, Japan 106-6033
813-5561-4421

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit 1(a).

(b) Not applicable.

Item 2. Informational Legends

Included in Exhibit 1(a).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X filed concurrently with furnishing of this Form CB.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

Takeo Takasu
President and Representative Director
(Name and Title)

October 14, 2005
(Date)

EXHIBIT INDEX

Exhibit	Description	Page No.
1(a)	Press Release regarding the announcement of going-private transaction of BANDAI LOGIPAL Inc. by NAMCO BANDAI Holdings Inc. dated October 14, 2005	5

Exhibit 1(a)

Press Release regarding the announcement of going-private transaction of
BANDAI LOGIPAL Inc. by NAMCO BANDAI Holdings Inc.
dated October 14, 2005

October 14, 2005

To Whom It May Concern:

Name of company: NAMCO BANDAI Holdings Inc.
Name of representative: Takeo Takasu, President and Representative Director
(First Section of the Tokyo Stock Exchange, Code No. 7832)
Inquiries to: Keiji Tanaka, Director
(TEL. 03-5783-5500)

Name of company: BANDAI LOGIPAL Inc.
Name of representative: Shoji Yanada, President and Representative Director
(JASDAQ, Code No. 9089)
Inquiries to: Norio Baba, Director and General Manager of Management Dept.
(TEL. 03-3695-5156)

Announcement of Going-Private Transaction of BANDAI LOGIPAL Inc. by NAMCO BANDAI Holdings Inc.

Notice is hereby given that NAMCO BANDAI Holdings Inc. (hereinafter "NAMCO BANDAI") and BANDAI LOGIPAL Inc. (hereinafter "BANDAI LOGIPAL") have resolved at the meetings of their respective Boards of Directors held today and have signed a share-for-share exchange agreement to conduct a share-for-share exchange under which NAMCO BANDAI will make BANDAI LOGIPAL a wholly-owned subsidiary as of January 31, 2006.

NOTICE TO U.S. SHAREHOLDERS

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Description

1. Purpose of going private by share-for-share exchange

As competition intensifies in a rapidly changing environment, it can be expected that the logistics industry in Japan will experience even more industry consolidation. Under these conditions, NAMCO BANDAI and BANDAI LOGIPAL have determined it necessary to proceed with the centralized management of the logistics function in the toys and hobby business, which is the Group's main business, and over the mid- to long-term, realize synergistic effects in the Group's logistics function.

By becoming a wholly-owned subsidiary of NAMCO BANDAI through a share-for-share exchange, BANDAI LOGIPAL aims to expand its business by moving its business axis to inter-group logistics services, which at the same time maintaining its relationship with outside customers. Also, over the mid- to long-term, the BANDAI NAMCO Group aim to realize efficiencies such as cost reduction by realizing effective cooperation between the business line and logistics over multiple business lines.

With respect to specific measures, the two companies will conduct discussions.

2. Terms, etc., of the share-for-share exchange

(1) Outline of the schedule

October 14, 2005	Meetings of the Boards of Directors to resolve the share-for-share exchange
December 1, 2005 (expected)	Succession of BANDAI LOGIPAL shares by corporate separation (NAMCO BANDAI)
December 15, 2005 (expected)	Extraordinary meeting of shareholders (BANDAI LOGIPAL) to approve the share-for-share exchange
January 25, 2006 (expected)	JASDAQ delisting date (BANDAI LOGIPAL)
January 30, 2006 (expected)	Due date of submitting share certificate (BANDAI LOGIPAL)
January 31, 2006 (expected)	Share-for-share exchange date
March 20, 2006 (expected)	Grant new shares

* Based on the separation agreement entered into on September 30, 2005 between BANDAI CO., LTD.("BANDAI") and NAMCO BANDAI, as a part of the management operation of the affiliated companies, the share-for-share exchange will be conducted on the condition of splitting and succeeding to BANDAI LOGIPAL shares to NAMCO BANDAI from BANDAI.

* Pursuant to the provisions of Article 358, Paragraph 1 (Share-for-share exchanges) of the Commercial Code of Japan, at NAMCO BANDAI, the share-for-share exchange will be conducted without obtaining approval at a general meeting of shareholders for the share-for-share exchange agreement.

(2) Share-for-share exchange ratios

	NAMCO BANDAI	BANDAI LOGIPAL
Share-for-share exchange ratios	1	0.6

① Share Allotment Ratio

0.6 shares of common stock of NAMCO BANDAI for 1 share of common stock of BANDAI LOGIPAL.

However, no shares will be allotted with respect to these BANDAI LOGIPAL shares (2,640,000 shares) which NAMCO BANDAI will succeed to as a result of a corporate split on December 1, 2005 (expected).

② Basis of calculations of share-for-share exchange ratios

NAMCO BANDAI and BANDAI LOGIPAL respectively appointed Mitsubishi UFJ Securities Co., Ltd. and ChuoAoyama PricewarterhouseCoopers to calculate the share-for-share exchange ratio. Taking into account these results, NAMCO BANDAI and BANDAI LOGIPAL determined the exchange ratio upon consultation and negotiation with each other.

③ Results, methods and basis of calculations by third-party institutions

Mitsubishi UFJ Securities Co., Ltd., after confirming the various terms with each company, determined the share-for-share exchange rates based on the combined results of analyses based on average market value, discounted cash flows, peer company comparison and adjusted book value net assets.

ChuoAoyama PricewarterhouseCoopers, after confirming the various terms with each company, determined the share-for-share exchange ratio based on the combined results of analyses based on average market values, discounted cash flows and adjusted book value net assets.

④ Number of new shares issued by share exchange

Common stock 1,966,809 shares

Grant date of new shares: March 20, 2006 (expected),

Initial dividend record date: September 29, 2005

*After this, total number of outstanding shares of NAMCO BANDAI will be 260,580,191 shares.

(3) Matters concerning listing after the share-for-share exchange

BANDAI LOGIPAL, which will become a wholly owned subsidiary as a result of the share-for-share exchange, is expected to delist from JASDAQ by the date of the share-for-share exchange. NAMCO BANDAI, which will become the parent with full ownership as a result of the share-for-share exchange, will remain listed (Tokyo Stock Exchange 1st section).

(4) Cash payments upon the share-for-share exchange

NAMCO BANDAI will not make any cash payments upon the share-for-share exchange.

3. Outline of the parties

(1)	Trade name	NAMCO BANDAI Holdings Inc. (as of September 29, 2005)	BANDAI LOGIPAL Inc. (as of February 28, 2005)
(2)	Line of business	Management and support of the operating activities of its subsidiaries through the holding of their shares	Cargo land distribution services; cargo distribution services; customs clearance; original distribution management and storage of merchandise; warehousing, etc.
(3)	Month/year established	September 2005	September 1963
(4)	Location of headquarters	2-16-2 Konan, Minato-ku, Tokyo	4-42-5 Higashi Yotsugi, Katsushika-ku, Tokyo
(5)	Representative	Takeo Takasu, President and Representative Director	Shoji Yanada, President and Representative Director
(6)	Capital	¥10,000 million	¥1,424 million
(7)	Outstanding shares	258,613,382 shares	5,918,015 shares
(8)	Shareholders' equity	¥186,883 million (expected)	¥7,006 million
(9)	Total assets	¥189,980 million (expected)	¥8,148 million
(10)	Fiscal year end	End of March	End of February
(11)	Number of employees	30 persons	307 persons
(12)	Major business partners	Bandai Co., Ltd.	Vendors
		NAMCO LIMITED	Sagawa Express Co., Ltd.
			Kawasaki Rikuso Transportation Co., Ltd.
			The Sumitomo Warehouse Co., Ltd.
			Toys "R" Us-Japan, Ltd.
			Buyers
			Bandai Co., Ltd.
			Happinet Logistics Service Corporation
			Banpresto Co., Ltd.

(13)	Major shareholders and percentage of shares held (Note 1~4)	Japan Trustee Services Bank, Ltd. (Trust Account)	9.64%	Bandai Co., Ltd.	44.60%
		Masaya Nakamura	7.11%	Bandai Logipal Employees' Stockholding	6.72%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	7.02%	Takeshi Sakurazawa	3.40%
		MAL Ltd.	5.23%	Masashi Ariga	3.39%
		Sanka Inc.	2.97%	Sumitomo Mitsui Banking Corp.	2.48%
		The Master Trust Bank of Japan, Ltd. (Holder in Retirement Benefit Trust for UFJ Bank Limited)	1.78%	UFJ Bank Ltd.	1.38%
		Nintendo Co., Ltd.	1.49%	Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.26%
		The Sumitomo Trust & Banking Co., Ltd. (Trust Account B)	1.40%	NIPPONKOA Insurance Co., Ltd.	1.07%
		Trust & Custody Services Bank, Ltd. (Trust Account B)	1.12%	UFJ Trust Bank Ltd.	0.92%
		The Nomura Trust and Banking Co., Ltd.	1.10%	Koji Katsuta	0.74%
(14)	Principal correspondent banks(Note 4)	UFJ Bank Ltd.		Sumitomo Mitsui Banking Corp.	
		Mizuho Corporate Bank, Ltd.		UFJ Bank Ltd.	
				UFJ Trust Bank Ltd.	
(15)	Relationship between the parties	Capital relationship	BANDAI LOGIPAL is a subsidiary of NAMCO BANDAI under the Securities Exchange Law		
		Personal relationship	None		
		Business relationship	None		

(Note 1) Calculated using the unadjusted sum obtained after taking into account the ratio of the share-for-share exchange, based on the shareholders of BANDAI and NAMCO LIMITED ("NAMCO") as of March 31, 2005.

(Note 2) The acquisitions by BANDAI on May 2, 2005 of 4 million shares of stock of NAMCO from Mr. Masaya Nakamura and 3 millions shares of stock of NAMCO from MAL Ltd. have not been reflected.

(Note 3) The increase in outstanding shares of BANDAI CO., LTD. by 213,000 shares between April 1, 2005 and June 25, 2005 (Exercise Period) by exercise of stock acquisition rights of BANDAI, has not been reflected.

(Note 4) On October 1, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited merged to form Mitsubishi UFJ Trust and Banking Corporation.

4. Operating results for the last three fiscal years

Because NAMCO BANDAI was formed through joint stock transfer by BANDAI and NAMCO on September 29, 2005, the last three fiscal years business results of BANDAI and NAMCO are listed.

	BANDAI CO., LTD. (Consolidated)		
Fiscal year ended	March 2003	March 2004	March 2005
Sales	244,949 million yen	263,174 million yen	269,945 million yen
Operating income	25,868 million yen	27,651 million yen	24,398 million yen
Ordinary income	26,435 million yen	27,221 million yen	25,723 million yen

Net income	12,667 million yen	14,206 million yen	11,225 million yen
Net income per share	254.09 yen	142.28 yen	111.13 yen
Annual dividend per share	40.00 yen	22.50 yen	30.00 yen
Shareholders' equity per share	2,370.91 yen	1,227.16 yen	1,333.06 yen

(Note 1) Annual dividends per share are shown on a non-consolidated basis.

(Note 2) A 2 for 1 stock split was conducted as of November 20, 2003. In addition, the net income per share for the year ended March 31, 2004 has been calculated as if the stock split had been in effect at the beginning of the period. The annual dividend amount per share for the year ended March 31, 2004 would be 15.00 yen if it is assumed that the stock split had been in effect as of the beginning of the period.

	NAMCO LIMITED. (Consolidated)		
Fiscal year ended	March 2003	March 2004	March 2005
Sales	154,777 million yen	172,594 million yen	178,551 million yen
Operating income	9,470 million yen	15,430 million yen	15,085 million yen
Ordinary income	8,777 million yen	14,428 million yen	14,588 million yen
Net income	4,115 million yen	7,545 million yen	9,464 million yen
Net income per share	72.35 yen	133.00 yen	83.63 yen
Annual dividend per share	30.00 yen	40.00 yen	40.00 yen
Shareholders' equity per share	1,752.09 yen	1,850.91 yen	979.31 yen

(Note 1) Annual dividends per share are shown on a non-consolidated basis.

(Note 2) A 2 for 1 stock split was conducted as of November 19, 2004. In addition, the net income per share for the year ended March 31, 2005 has been calculated as if the stock split had been in effect at the beginning of the period. The annual dividend amount per share for the year ended March 31, 2005 would be 30.00 yen if it is assumed that the stock split had been in effect as of the beginning of the period.

	BANDAI LOGIPAL Inc. (Consolidated)		
Fiscal year ended	February 2003	February 2004	February 2005
Sales	9,940 million yen	10,122 million yen	10,385 million yen
Operating income	462 million yen	503 million yen	529 million yen
Ordinary income	499 million yen	523 million yen	545 million yen
Net income	180 million yen	254 million yen	275 million yen
Net income per share	29.58 shares	40.80 shares	45.42 shares
Annual dividend per share	15.00 yen	20.00 yen	20.00 yen
Shareholders' equity per share	1,133.19 yen	1,157.72 yen	1,184.92 yen

5. State of affairs after the share-for-share exchange

(1) Trade names, lines of business, location of headquarters of the parties and representatives of the parties

The trade names, lines of business, location of headquarters and representatives of the two companies party to the share-for-share exchange are not expected to change from those indicated in "3. Outline of the parties".

(2) Capital

NAMCO BANDAI's capital is not expected to increase upon the share-for-share exchange.

(3) Effect on the consolidated operating results of NAMCO BANDAI

BANDAI LOGIPAL is already subject to consolidation under NAMCO BANDAI; thus, the effect of the share-for-share exchange on consolidated operating results is insignificant.